UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

E. I. du Pont de Nemours and Company
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-815	51-0014090
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
Of Incorporation)	File Number)	Identification No.)

974 Centre Road
Wilmington, Delaware 19805
(Address of principal executive offices)

Calissa W. Brown, Assistant Secretary, (302) 996-8243
(name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
DuPont was founded in 1802 and was incorporated in Delaware in 1915. DuPont brings world-class science and engineering to the global marketplace in the form of innovative products, materials and services. The company believes that by collaborating with customers, governments, non-governmental organizations and thought leaders it can help find solutions to such global challenges as providing healthy food for people everywhere, decreasing dependence on fossil fuels, and protecting life and the environment.

DuPont’s Statement of Principles regarding the sourcing of conflict minerals is available on its website at http:/ www.dupont.com/corporate-functions/our-company/insights/articles/position-statements/articles/conflict-minerals.html. DuPont does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of conflict minerals necessary to the production or functionality of its products.

Conflict Minerals Disclosure
DuPont conducted in good faith, a reasonable country of origin inquiry regarding conflict minerals that were necessary to the functionality or production of its products that were manufactured, or contracted to be manufactured, by DuPont and for which the manufacture was completed during calendar year 2016 (such products the “2016 Covered Products” and conflict minerals necessary to the functionality or production of 2016 Covered Products, the “2016 Necessary Conflict Minerals.”)

DuPont conducted a reasonable country of origin inquiry regarding the 2016 Necessary Conflict Minerals which included:

1.	Mapping the company's supply chain,

2.	Contacting each supplier or vendor to determine if the minerals were sourced from the Democratic Republic of the Congo or adjoining countries, or were derived from scrap or recycled material, and

3.
Obtaining written certifications from suppliers regarding the source for the 2016 Necessary Conflict Minerals through the Conflict Mineral Reporting Template, a standardized reporting template developed by the Conflict-Free Sourcing Initiative.

Based on its reasonable country of origin inquiry, DuPont

1.	Reasonably believes that certain of the 2016 Necessary Conflict Minerals came from recycled or scrap sources; and

2.	Does not have any reason to believe that any of the 2016 Necessary Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country.
DuPont has posted this disclosure in the Investor Center of its website under the header “Conflict Minerals Disclosure” at www.dupont.com. The content of the website referenced is included for information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit
NA

Section 2 - Exhibits
Item 2.01 Exhibits
NA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

E. I. DU PONT DE NEMOURS AND COMPANY
(Registrant)

/s/ Nicholas C. Fanandakis
Nicholas C. Fanandakis
Executive Vice President and Chief Financial Officer

May 31, 2017

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